Harleysville Insurance Companies
355 Maple Avenue
Harleysville, PA 19438

June 24, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Harleysville Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 4, 2011
File No. 000-14697

Dear Mr. Rosenberg:

We respectfully request an extension to respond to the June 21, 2011 comment letter regarding the Harleysville Group Inc. Form 10-K.

Due to vacation schedules, we are asking that our response be extended to July 8, 2011, as this is only a couple days beyond the ten business day request.  Please note that we expect no problem in completing a satisfactory response.

We thank you in advance for this consideration.

Very truly yours,

/s/ ARTHUR E. CHANDLER

Arthur E. Chandler
Senior Vice President and Chief Financial Officer

cc:	Dana Hartz, SEC Staff Accountant
Melissa N. Rocha, Accounting Branch Chief

Robert A. Kauffman, Senior Vice President, Secretary, General Counsel and Chief Governance Officer – Harleysville Insurance Companies

Mary Mullany – Ballard Spahr Andrews & Ingersoll, LLP